UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Press Release

On June 16, 2023, VectivBio Holding AG (“VectivBio”) issued a joint press release with Ironwood Pharmaceuticals, Inc. (“Ironwood”) announcing the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Ironwood’s pending acquisition of VectivBio, and certain other information. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-269450, 333-265546 and 333-264653) and the Company’s Registration Statements on Form S-8 (File Nos. 333-269451 and 333-255524).

Exhibits

99.1	Joint Press Release issued by VectivBio Holding AG and Ironwood Pharmaceuticals, Inc., dated June 16,2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

June 16, 2023	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer